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                          November 23, 2022

       Mallorie Burak
       Chief Financial Officer
       Knightscope, Inc.
       1070 Terra Bella Avenue
       Mountain View, California 94043

                                                        Re: Knightscope, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 10,
2022
                                                            File No. 333-268315

       Dear Mallorie Burak:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed November 10, 2022

       CASE Acquisition, page 1

   1. We note that you have not provided financial statements or pro forma financial information for your
acquisition of CASE Emergency Systems. Please provide us with your significance
calculations under Rule 3-05 of Regulation S-X.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Mallorie Burak
Knightscope, Inc.
November 23, 2022
Page 2

       Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any questions.



FirstName LastNameMallorie Burak                        Sincerely,
Comapany NameKnightscope, Inc.
                                                        Division of Corporation
Finance
November 23, 2022 Page 2                                Office of Manufacturing
FirstName LastName